To: Files From: Santander Consumer USA Holdings Inc. Date: June 30, 2018 Subject: Past due status - servicing practices change effective 1/1/17: Materiality Analysis A. Background The Company considers an account delinquent when an obligor fails to pay the required minimum portion of the scheduled payment by the due date. This materiality analysis only considers the measurement of the impact of a change in past due status of a customer, as discussed below. Servicing Practice at SC: Pre 1/1/17: A Chrysler Capital retail installment contract was considered current if the borrower has made all prior payments in full and at least 90% of the payment currently due, and a non-Chrysler Capital retail installment contract was considered current if the borrower has made all prior payments in full and at least 50% of the payment currently due. Post 1/1/17: For Core loans originated after 1/1/2017, SC determines past due status using a 90% required minimum payment threshold, while continuing to use a 50% minimum payment threshold to report past due status on Core loans originated prior to 1/1/2017. The application of SC’s servicing practices, and related past due disclosure, has been to report the customer past due status consistent with the Company’s dealings with the customer established based on our servicing practices. Transparent disclosure of this past due measurement practice is provided to investors via our SEC filings and/or securitization documents. SEC comments: We understand the Staff believes that the Company’s change in reporting the past due status of loans based on a 90% versus a 50% payment threshold is a change in accounting principle, and the 90% minimum payment practice should be applied consistently to all loans for all periods presented. We further understand the Staff believes that the terms of the written loan contract should determine the past due status of a loan notwithstanding alternative terms agreed with a borrower during the loan servicing. Company’s Analysis: In consideration of the SEC’s position and comments prior to the filing of the SC Q2 2018 10-Q, we have performed a materiality analysis fully illustrating the impacts of the change to the financial statements and footnote disclosures to reflect the past due status of a customer based on receipt of substantially all (more than 90%) of the contractually required payment. B. Materiality Analysis (SAB 99) We performed an analysis of the presumed effect to prior periods, had the past due status of a loan been consistently measured by the company receiving a 90% or higher minimum payment (i.e., substantially all of the contractual payment due), as compared to a 50% or higher minimum payment threshold. The materiality analysis measures the impact to the historical disclosure of the past due status of all loans, and further assumes that certain loans could have entered nonaccrual or charge off status more quickly had the 90% threshold been applied consistently for all loans. Discussion Management has determined, when considering all quantitative and qualitative factors, consistent with the SEC Staff Accounting Bulletin (“SAB”) Topic 1M, that the adjustments resulting from the application of minimum payment requirement, individually or in the aggregate are not material and do not warrant a restatement/ revision of the consolidated financial statements already filed with the SEC, and do not require adjustment to the June 30, 2018 financial statements prior to filing. Page 1 of 9 Privileged and Confidential

Quantitative Analysis • Past Due Status (footnote disclosure): Management assessed the change to each reported category of past due status and the trends of the changes over the reporting periods. While there is no specific guiding principle, as an initial starting point management applied a threshold of 10% impact (individual and aggregate basis) with respect to specific past due categories in the updated disclosures as compared to that previously disclosed, and in no instances were the differences greater than this threshold. Our Assessment: None of the absolute differences were greater than 10% of the previously reported amounts. The highest potential impact was 6.6% for a category of past due status at a quarter end, and the trends evident across the reporting periods were not otherwise skewed. The updated amounts did not indicate a situation whereby a user of the financial statements could be materiality misled about the past due status of borrowers just based on the quantitative impacts. • Financial Statement (Balance Sheet, Income Statement and Statement of Cash flows): While recognizing that no single threshold is a determinant of materiality, management has used the following thresholds as an initial starting point for the quantitative assessment of materiality: • Quarterly income statement: 10% impact (individual and aggregate basis) with respect to a particular item • Annual income statement: 5% impact (individual and aggregate basis) with respect to a particular item • Balance Sheet: 5% impact (individual and aggregate basis) with respect to a particular item • Other disclosures: 10% impact (individual and aggregate basis) with respect to a particular item Our Assessment: • Income Statement and Balance Sheet: Management concluded that in “no” instance was the above threshold breached and therefore this change did not have any quantitatively material impact on the income statement and the balance sheet. There were no quantitative outliers which could materially impact a user of the financial statements. • Other Impacts, including statement of cash flows and related footnotes: Management notes that these potential errors have no impact to the net cash provided by operating activities, investing activities or financing activities as it relates to the Statement of Cash Flows, only impacting certain line items within the operating activities section of the statement and in all instances the effect being less than 0.2%. There were no quantitatively material impacts to any of the other assessed footnotes. • In addition, when considering the guidance in SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (now codified in ASC 250), the standard first requires one to evaluate previously issued financial statements under the rollover method, and none of the impacts were above the established thresholds. Furthermore, correcting the cumulative balance sheet potential error in the current period (Q2’18) potentially would impact reported three and six months ended June 30, 2018 pre-tax income by less than 5% (by ~ 4% and 2%, respectively). Page 2 of 9 Privileged and Confidential

ANALYSIS

Past due status disclosure: A summary of the quantitative impact of the potential errors[1] to past due status disclosures is as follows (dollars in thousands):

	As of 06/30/2018	% of reported	% of corrected	As of 03/31/2018	% of reported	% of corrected	As of 12/31/2017	% of reported	% of corrected
A. Delinquencies for our retail installment contracts held for investment:									
Principal, 30-59 days past due, as reported	2,535,166			2,238,425			2,827,678		
Corrections	80,672	3.2%	3.1%	71,921	3.2%	3.1%	115,058	4.1%	3.9%
Principal, 30-59 days past due, corrected	2,615,838			2,310,346			2,942,736		
Delinquent principal over 59 days, as reported	1,151,410			1,089,648			1,544,583		
Corrections	63,762	5.5%	5.2%	59,533	5.5%	5.2%	90,388	5.9%	5.5%
Delinquent principal over 59 days, corrected	1,215,172			1,149,181			1,634,971		
Total delinquent principal, as reported	3,686,576			3,328,073			4,372,261		
Corrections	144,434	3.9%	3.8%	131,454	3.9%	3.8%	205,445	4.7%	4.5%
Total delinquent principal, as corrected	$ 3,831,010			$ 3,459,527			$ 4,577,706		
A1. Delinquencies as a % of for our retail installment contracts held for investment:									
Principal, 30-59 days past due, as reported	9.2%			8.6%			10.9%		
Corrections	0.3%	3.2%	3.1%	0.3%	3.2%	3.1%	0.4%	4.1%	3.9%
Principal, 30-59 days past due, corrected	9.5%			8.9%			11.3%		
Delinquent principal over 59 days, as reported	4.2%			4.2%			5.9%		
Corrections	0.2%	5.6%	5.3%	0.2%	5.5%	5.2%	0.3%	5.9%	5.6%
Delinquent principal over 59 days, corrected	4.4%			4.4%			6.3%		
Total delinquent principal, as reported	13.5%			12.8%			16.8%		
Corrections	0.5%	3.9%	3.8%	0.5%	4.0%	3.8%	0.8%	4.7%	4.5%
Total delinquent principal, as corrected	14.0%			13.3%			17.6%		

	As of 09/30/2017	% of reported	% of corrected	As of 06/30/2017	% of reported	% of corrected	As of 03/31/2017	% of reported	% of corrected	As of 12/31/2016	% of reported	% of corrected
A. Delinquencies for our retail installment contracts held for investment:												
Principal, 30-59 days past due, as reported	2,580,226			2,709,606			2,345,995			2,925,503		
Corrections	110,947	4.3%	4.1%	130,128	4.8%	4.6%	98,728	4.2%	4.0%	152,161	5.2%	4.9%
Principal, 30-59 days past due, corrected	2,691,173			2,839,734			2,444,723			3,077,664		
Delinquent principal over 59 days, as reported	1,464,543			1,417,461			1,153,369			1,526,743		
Corrections	80,323	5.5%	5.2%	90,372	6.4%	6.0%	72,318	6.3%	5.9%	100,012	6.6%	6.1%
Delinquent principal over 59 days, corrected	1,544,866			1,507,833			1,225,687			1,626,755		
Total delinquent principal, as reported	4,044,769			4,127,067			3,499,364			4,452,246		
Corrections	191,270	4.7%	4.5%	220,500	5.3%	5.1%	171,046	4.9%	4.7%	252,173	5.7%	5.4%
Total delinquent principal, as corrected	$ 4,236,039			$ 4,347,567			$ 3,670,410			$ 4,704,419		
A1. Delinquencies as a % of for our retail installment contracts held for investment:												
Principal, 30-59 days past due, as reported	9.8%			9.9%			8.6%			10.7%		
Corrections	0.4%	4.3%	4.1%	0.5%	4.8%	4.6%	0.4%	4.2%	4.1%	0.6%	5.2%	5.0%
Principal, 30-59 days past due, corrected	10.2%			10.4%			9.0%			11.3%		
Delinquent principal over 59 days, as reported	5.6%			5.2%			4.2%			5.6%		
Corrections	0.3%	5.5%	5.2%	0.3%	6.4%	6.0%	0.3%	6.3%	5.9%	0.4%	6.6%	6.2%
Delinquent principal over 59 days, corrected	5.9%			5.5%			4.5%			5.9%		
Total delinquent principal, as reported	15.3%			15.0%			12.8%			16.3%		
Corrections	0.7%	4.8%	4.5%	0.8%	5.4%	5.1%	0.6%	4.9%	4.7%	0.9%	5.7%	5.4%
Total delinquent principal, as corrected	16.1%			15.9%			13.5%			17.2%		

[1] The variance is presented as both a percentage of the originally reported figure (left percentage column) and of the corrected figure (right percentage column).

Page 3 of 9

Privileged and Confidential

Financial Statements: The impact of this potential error, both individually and in aggregate, on financial statement line items in presented periods (consistent with periods[2] that will be presented in the SC Q2 2018 10-Q[3]), is as follows (dollars in thousands, except per share):

Income Statement (Rollover Method)[4]

	For the six months ended 06/30/2018	% of reported	% of corrected	For the six months ended 06/30/2017	% of reported	% of corrected	For the three months ended 06/30/2018	% of reported	% of corrected	For the three months ended 06/30/2017	% of reported	% of corrected
Interest on finance receivables and loans, as reported	$ 2,270,673			$ 2,441,438			$ 1,156,536			$ 1,232,252		
Corrections	$ (1,461)	(0.1%)	(0.1%)	$ (2,068)	(0.1%)	(0.1%)	$ (1,461)	(0.1%)	(0.1%)	$ (2,068)	(0.2%)	(0.2%)
Interest on finance receivables and loans, as corrected	$ 2,269,212			$ 2,439,370			$ 1,155,075			$ 1,230,184		
Net finance and other interest income, as reported	$ 2,094,480			$ 2,249,110			$ 1,068,639			$ 1,135,126		
Corrections	$ (1,461)	(0.1%)	(0.1%)	$ (2,068)	(0.1%)	(0.1%)	$ (1,461)	(0.1%)	(0.1%)	$ (2,068)	(0.2%)	(0.2%)
Net finance and other interest income, as corrected	$ 2,093,019			$ 2,247,042			$ 1,067,178			$ 1,133,058		
Provision for credit losses, as reported	$ 811,570			$ 1,155,568			$ 352,575			$ 520,555		
Corrections	$ 3,987	0.5%	0.5%	$ 16,074	1.4%	1.4%	$ 3,987	1.1%	1.1%	$ 16,074	3.1%	3.0%
Provision for credit losses, as corrected	$ 815,557			$ 1,171,642			$ 356,562			$ 536,629		
Pre-tax income, as reported	$ 748,255			$ 569,536			$ 448,645			$ 348,108		
Corrections	$ (5,447)	(0.7%)	(0.7%)	$ (18,142)	(3.2%)	(3.3%)	$ (5,447)	(1.2%)	(1.2%)	$ (18,142)	(5.2%)	(5.5%)
Pre-tax income, as corrected	$ 742,808			$ 551,394			$ 443,198			$ 329,966		
Net income, as reported	$ 576,940			$ 408,102			$ 334,641			$ 264,675		
Corrections	(4,200)	(0.7%)	(0.7%)	(11,793)	(2.9%)	(3.0%)	(4,063)	(1.2%)	(1.2%)	(11,793)	(4.5%)	(4.7%)
Net income, as corrected	$ 572,740			$ 396,309			$ 330,578			$ 252,882		
Comprehensive income, as reported	$ 588,979			$ 407,703			$ 333,880			$ 257,031		
Corrections	$ (4,200)	(0.7%)	(0.7%)	$ (11,793)	(2.9%)	(3.0%)	$ (4,063)	(1.2%)	(1.2%)	$ (11,793)	(4.6%)	(4.8%)
Comprehensive income, as corrected	$ 584,779			$ 395,910			$ 329,817			$ 245,238		
EPS (diluted), as reported	$ 1.59			$ 1.13			$ 0.92			$ 0.74		
Corrections	$ (0.01)	(0.6%)	(0.6%)	$ (0.03)	(2.7%)	(2.7%)	$ (0.01)	(1.1%)	(1.1%)	$ (0.03)	(4.1%)	(4.2%)
EPS (diluted), as corrected	$ 1.58			$ 1.10			$ 0.91			$ 0.71		

	For the three months ended 03/31/2018	% of reported	% of corrected	For the three months ended 03/31/2017	% of reported	% of corrected	For the nine months ended 09/30/2017	% of reported	% of corrected	For the three months ended 09/30/2017	% of reported	% of corrected
Interest on finance receivables and loans, as reported	$ 1,114,137			$ 1,209,186			$ 3,626,497			$ 1,185,059		
Corrections	$ (1,247)	(0.1%)	(0.1%)	$ (1,473)	(0.1%)	(0.1%)	$ (1,824)	(0.1%)	(0.1%)	$ (1,824)	(0.2%)	(0.2%)
Interest on finance receivables and loans, as corrected	$ 1,112,890			$ 1,207,713			$ 3,624,673			$ 1,183,235		
Net finance and other interest income, as reported	$ 1,025,841			$ 1,113,984			$ 3,308,231			$ 1,059,121		
Corrections	$ (1,247)	(0.1%)	(0.1%)	$ (1,473)	(0.1%)	(0.1%)	$ (1,824)	(0.1%)	(0.1%)	$ (1,824)	(0.2%)	(0.2%)
Net finance and other interest income, as corrected	$ 1,024,594			$ 1,112,511			$ 3,306,407			$ 1,057,297		
Provision for credit losses, as reported	$ 458,995			$ 635,013			$ 1,692,015			$ 536,447		
Corrections	$ 4,701	1.0%	1.0%	$ 5,777	0.9%	0.9%	$ 17,643	1.0%	1.0%	$ 17,643	3.3%	3.2%
Provision for credit losses, as corrected	$ 463,696			$ 640,790			$ 1,709,658			$ 554,090		
Pre-tax income, as reported	$ 299,610			$ 221,428			$ 847,309			$ 277,773		
Corrections	$ (5,948)	(2.0%)	(2.0%)	$ (7,250)	(3.3%)	(3.4%)	$ (19,467)	(2.3%)	(2.4%)	$ (19,467)	(7.0%)	(7.5%)
Pre-tax income, as corrected	$ 293,662			$ 214,178			$ 827,842			$ 258,306		
Net income, as reported	$ 242,299			$ 143,427			$ 607,490			$ 199,388		
Corrections	(4,810)	(2.0%)	(2.0%)	(4,696)	(3.3%)	(3.4%)	(13,957)	(2.3%)	(2.4%)	(13,974)	(7.0%)	(7.5%)
Net income, as corrected	$ 237,489			$ 138,731			$ 593,533			$ 185,414		
Comprehensive income, as reported	$ 255,099			$ 150,672			$ 606,712			$ 199,009		
Corrections	$ (4,810)	(1.9%)	(1.9%)	$ (4,696)	(3.1%)	(3.2%)	$ (13,957)	(2.3%)	(2.4%)	$ (13,974)	(7.0%)	(7.6%)
Comprehensive income, as corrected	$ 250,289			$ 145,976			$ 592,755			$ 185,035		
EPS (diluted), as reported	$ 0.67			$ 0.40			$ 1.69			$ 0.55		
Corrections	$ (0.01)	(1.5%)	(1.5%)	$ (0.01)	(2.5%)	(2.6%)	$ (0.04)	(2.4%)	(2.4%)	$ (0.04)	(7.3%)	(7.8%)
EPS (diluted), as corrected	$ 0.66			$ 0.39			$ 1.65			$ 0.51		

[2] We have included other periods that may not be presented in the future SEC filings, for example three months ended March 31, 2017, to show that the impact was immaterial to previously reported periods as well.
[3] In addition, the Company reviewed the impact on income statement for the three months ended December 31, 2017 and noted that in "no" instance was the above threshold breached (after normalizing the pre-tax and net income for significant items that occurred in Q4'17 – See 8K dated 01/31/2018) and therefore this change did not have any quantitatively material impact on the income statement.
[4] The Company has intentionally included the same impact for three months ended and corresponding six or nine months ended periods, since the assessment was done at each quarter end and this analysis represents the highest possible impact for each quarter end period.

Page 4 of 9
Privileged and Confidential

	12 months ended 12/31/2017	% of reported	% of corrected	12 months ended 12/31/2016	% of reported	% of corrected	12 months ended 12/31/2015	% of reported	% of corrected
Interest on finance receivables and loans, as reported	$ 4,755,678			$ 5,026,790			$ 5,031,829		
Corrections	$ (2,094)	(0.0%)	(0.0%)	$ (2,268)	(0.0%)	(0.0%)	$ (1,957)	(0.0%)	(0.0%)
Interest on finance receivables and loans, as corrected	$ 4,753,584			$ 5,024,522			$ 5,029,872		
Net finance and other interest income, as reported	$ 4,317,773			$ 4,726,653			$ 4,732,573		
Corrections	$ (2,094)	(0.0%)	(0.0%)	$ (2,268)	(0.0%)	(0.0%)	$ (1,957)	(0.0%)	(0.0%)
Net finance and other interest income, as corrected	$ 4,315,679			$ 4,724,385			$ 4,730,616		
Provision for credit losses, as reported	$ 2,254,361			$ 2,468,200			$ 2,785,871		
Corrections	$ 17,411	0.8%	0.8%	$ 6,170	0.2%	0.2%	$ 4,477	0.2%	0.2%
Provision for credit losses, as corrected	$ 2,271,772			$ 2,474,370			$ 2,790,348		
Pre-tax income, as reported	$ 823,514			$ 1,160,711			$ 1,289,612		
Corrections	$ (19,505)	(2.4%)	(2.4%)	$ (8,438)	(0.7%)	(0.7%)	$ (6,434)	(0.5%)	(0.5%)
Pre-tax income, as corrected	$ 804,009			$ 1,152,273			$ 1,283,178		
Net income, as reported	$ 1,187,606			$ 766,466			$ 824,040		
Corrections	(12,678)	(1.1%)	(1.1%)	(5,572)	(0.7%)	(0.7%)	(4,111)	(0.5%)	(0.5%)
Net income, as corrected	$ 1,174,928			$ 760,894			$ 819,929		
Comprehensive income, as reported	$ 1,203,609			$ 792,600			$ 822,612		
Corrections	$ (12,678)	(1.1%)	(1.1%)	$ (5,572)	(0.7%)	(0.7%)	$ (4,111)	(0.5%)	(0.5%)
Comprehensive income, as corrected	$ 1,190,931			$ 787,028			$ 818,501		
EPS (diluted), as reported	$ 3.30			$ 2.13			$ 2.31		
Corrections	$ (0.04)	(1.2%)	(1.2%)	$ (0.020)	(0.9%)	(0.9%)	$ (0.01)	(0.4%)	(0.4%)
EPS (diluted), as corrected	$ 3.26			$ 2.11			$ 2.30		

Balance Sheet (Iron Curtain Method)

	As of 06/30/2018	% of reported	% of corrected	As of 03/31/2018	% of reported	% of corrected	As of 12/31/2017	% of reported	% of corrected
Finance receivables held for investment, as reported	$24,096,770			$22,587,358			$22,427,769		
Corrections	(14,487)	(0.1%)	(0.1%)	(15,201)	(0.1%)	(0.1%)	(17,411)	(0.1%)	(0.1%)
Finance receivables held for investment, as corrected	$24,082,283			$22,572,157			$22,410,358		
Accrued interest receivable, as reported	$ 286,164			$ 269,258			$ 326,640		
Corrections	(1,461)	(0.5%)	(0.5%)	(1,247)	(0.5%)	(0.5%)	(2,094)	(0.6%)	(0.6%)
Accrued interest receivable, as corrected	$ 284,703			$ 268,011			$ 324,546		
Total assets, as reported	$41,173,136			$40,045,188			$39,422,304		
Corrections	(15,947)	(0.0%)	(0.0%)	(16,448)	(0.0%)	(0.0%)	(19,505)	(0.0%)	(0.0%)
Total assets, as corrected	$41,157,189			$40,028,740			$39,402,799		
Total equity, as reported	$ 7,045,734			$ 6,726,015			$ 6,480,501		
Corrections	(12,296)	(0.2%)	(0.2%)	(13,302)	(0.2%)	(0.2%)	(12,678)	(0.2%)	(0.2%)
Total equity, as corrected	$ 7,033,438			$ 6,712,713			$ 6,467,823		

Page 5 of 9

Privileged and Confidential

	As of 09/30/2017	% of reported	% of corrected	As of 06/30/2017	% of reported	% of corrected	As of 03/31/2017	% of reported	% of corrected	As of 12/31/2016	% of reported	% of corrected
Finance receivables held for investment, as reported	$22,667,203			$23,634,914			$23,444,625			$23,481,001		
Corrections	(17,643)	(0.1%)	(0.1%)	(16,074)	(0.1%)	(0.1%)	(5,777)	(0.0%)	(0.0%)	(6,170)	(0.0%)	(0.0%)
Finance receivables held for investment, as corrected	$22,649,560			$23,618,840			$23,438,848			$23,474,831		
Accrued interest receivable, as reported	$ 330,554			$ 330,710			$ 306,742			$ 373,274		
Corrections	(1,824)	(0.6%)	(0.6%)	(2,068)	(0.6%)	(0.6%)	(1,473)	(0.5%)	(0.5%)	(2,268)	(0.6%)	(0.6%)
Accrued interest receivable, as corrected	$ 328,730			$ 328,642			$ 305,269			$ 371,006		
Total assets, as reported	$38,765,557			$39,507,482			$39,061,940			$38,539,104		
Corrections	(19,467)	(0.1%)	(0.1%)	(18,142)	(0.0%)	(0.0%)	(7,250)	(0.0%)	(0.0%)	(8,438)	(0.0%)	(0.0%)
Total assets, as corrected	$38,746,090			$39,489,340			$39,054,690			$38,530,666		
Total equity, as reported	$ 5,885,234			$ 5,678,733			$ 5,418,998			$ 5,238,619		
Corrections	(13,957)	(0.2%)	(0.2%)	(11,793)	(0.2%)	(0.2%)	(4,696)	(0.1%)	(0.1%)	(5,572)	(0.1%)	(0.1%)
Total equity, as corrected	$ 5,871,277			$ 5,666,940			$ 5,414,302			$ 5,233,047		

Management also considered the potential total impact of adjusting these items in the current year as an out-of-period adjustment on the projected financial statements for the three and six months ended June 30, 2018, as follows (dollars in thousands, except per share):

Impact on income statement, as if these adjustments were recorded in three months and six months ended June 30, 2018

Cumulative Catch-up		Six Months Ended June 30, 2018		Three Months Ended June 30, 2018
Interest on finance receivables and loans, as reported	$	2,270,673	$	1,156,536
Interest on finance receivables and loans, with correction		2,269,212		1,155,075
Variance ($)	$	1,461	$	1,461
Variance (% of corrected)		0.1%		0.1%
Variance (% of reported)		0.1%		0.1%
Net finance and other interest income, as reported	$	2,094,480	$	1,068,639
Net finance and other interest income, with correction		2,093,019		1,067,178
Variance ($)	$	1,461	$	1,461
Variance (% of corrected)		0.1%		0.1%
Variance (% of reported)		0.1%		0.1%
Provision, as reported	$	811,570	$	352,575
Provision, with correction		826,057		367,062
Variance ($)	$	(14,487)	$	(14,487)
Variance (% of corrected)		-1.8%		-3.9%
Variance (% of reported)		-1.8%		-4.1%
Pre-tax income, as reported	$	748,255	$	448,645
Pre-tax income, with correction	$	732,308	$	432,698
Variance ($)	$	15,947	$	15,947
Variance (% of corrected)		2.2%		3.7%
Variance (% of reported)		2.1%		3.6%
Net income, as reported	$	576,940	$	334,641
Net income, with correction		564,644		322,746
Variance ($)	$	12,296	$	11,895
Variance (% of corrected)		2.2%		3.7%
Variance (% of reported)		2.1%		3.6%
EPS, as reported	$	1.59	$	0.92
EPS, with correction		1.56		0.89
Variance ($)	$	0.03	$	0.03
Variance (% of corrected)		1.9%		3.2%
Variance (% of reported)		1.9%		3.1%

Page 6 of 9

Privileged and Confidential

Other Disclosures: Management noted that this change would have impacted certain footnote disclosures, as follows:

	As of 06/30/2018	% of reported	% of corrected	As of 03/31/2018	% of reported	% of corrected	As of 12/31/2017	% of reported	% of corrected
TDR impairment*, as reported	$ 1,496,580			$ 1,595,465			$ 1,731,320		
Corrections	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
TDR impairment*, as corrected	$ 1,496,580			$ 1,595,465			$ 1,731,320		
Non-TDR allowance*, as reported	$ 1,641,214			$ 1,586,557			$ 1,529,815		
Corrections	10,500	0.6%	0.6%	10,500	0.7%	0.7%	10,500	0.7%	0.7%
Non-TDR allowance*, as corrected	$ 1,651,714			$ 1,597,057			$ 1,540,315		
Recorded investment in TDRs, net of impairment*, as reported	$ 4,435,629			$ 4,382,717			$ 4,530,112		
Corrections	(3,983)	(0.1%)	(0.1%)	(4,026)	(0.1%)	(0.1%)	(6,085)	(0.1%)	(0.1%)
Recorded investment in TDRs, net of impairment*, as corrected	$ 4,431,646			$ 4,378,691			$ 4,524,027		
Allowance*, as reported	$ 3,137,794			$ 3,182,022			$ 3,261,135		
Corrections	10,500	0.3%	0.3%	10,500	0.3%	0.3%	10,500	0.3%	0.3%
Allowance*, as corrected	$ 3,148,294			$ 3,192,522			$ 3,271,635		
Retail installment contracts acquired individually, as reported	$24,039,237			$22,526,948			$22,362,509		
Corrections	(14,487)	(0.1%)	(0.1%)	(15,201)	(0.1%)	(0.1%)	(17,411)	(0.1%)	(0.1%)
Retail installment contracts acquired individually, as corrected	$24,024,750			$22,511,747			$22,345,098		

* On retail installment contracts acquired individually

	As of 09/30/2017	% of reported	% of corrected	As of 06/30/2017	% of reported	% of corrected	As of 03/31/2017	% of reported	% of corrected	As of 12/31/2016	% of reported	% of corrected
TDR impairment*, as reported	$ 1,782,114			$ 1,686,159			$ 1,604,489			$ 1,611,295		
Corrections	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
TDR impairment*, as corrected	$ 1,782,114			$ 1,686,159			$ 1,604,489			$ 1,611,295		
Non-TDR allowance*, as reported	$ 1,589,151			$ 1,760,809			$ 1,836,730			$ 1,799,760		
Corrections	10,500	0.7%	0.7%	10,500	0.6%	0.6%	-	0.0%	0.0%	-	0.0%	0.0%
Non-TDR allowance*, as corrected	$ 1,599,651			$ 1,771,309			$ 1,836,730			$ 1,799,760		
Recorded investment in TDRs, net of impairment*, as reported	$ 4,548,217			$ 4,225,079			$ 4,180,543			$ 4,026,497		
Corrections	(5,501)	(0.1%)	(0.1%)	(4,452)	(0.1%)	(0.1%)	(3,964)	(0.1%)	(0.1%)	(4,870)	(0.1%)	(0.1%)
Recorded investment in TDRs, net of impairment*, as corrected	$ 4,542,716			$ 4,220,627			$ 4,176,579			$ 4,021,627		
Allowance*, as reported	$ 3,371,265			$ 3,446,968			$ 3,441,219			$ 3,411,055		
Corrections	10,500	0.3%	0.3%	10,500	0.3%	0.3%	-	0.0%	0.0%	-	0.0%	0.0%
Allowance*, as corrected	$ 3,381,765			$ 3,457,468			$ 3,441,219			$ 3,411,055		
Retail installment contracts acquired individually, as reported	$22,599,161			$23,410,227			$23,200,111			$23,219,724		
Corrections	(17,643)	(0.1%)	(0.1%)	(16,074)	(0.1%)	(0.1%)	(5,777)	(0.0%)	(0.0%)	(6,170)	(0.0%)	(0.0%)
Retail installment contracts acquired individually, as corrected	$22,581,518			$23,394,153			$23,194,334			$23,213,554		

* On retail installment contracts acquired individually

Management noted the impact of this change on other footnotes (as shown above) was not material, i.e., did not breach the 10% threshold individually or in aggregate for any of the disclosures, nor were any trends materially affected

- Impact on previous reported SUM and OOP[5]: The Management also analyzed the impact of this change on current and previously reported SUM and OOP reports, since this item could potentially be included in the SUM and or OOP reports now. Management noted that, even after including this item in the SUM and OOP reports for the various periods listed above, the total percentage of total pretax and after-tax adjustments to pretax income was less than the established thresholds.

Qualitative Considerations

Per SEC Staff Accounting Bulletin (SAB) No. 99, Materiality (now codified in ASC 250, Accounting Changes and Error Corrections), an error is considered material if it would impact the decisions of users of the financial statements. Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, generally will

[5] SUM - Summary of uncorrected misstatement and OOP – Out of period adjustments

Page 7 of 9
Privileged and Confidential

not be a sufficient basis for a materiality judgment. Therefore, management considered the following qualitative factors as well: 1. Nature of and reason for differences: The potential errors were not fraudulent or intentional misstatements. The Company has historically reported delinquencies based on a 50% required minimum payment rule for the Core portfolio and a 90% required minimum payment rule for the Chrysler loans. We continue to believe that the 50% threshold was appropriate for core loans (originated pre 1/1/17), which were grandfathered when we changed the rule to 90% for all new originations post 1/1/17, based on our historical and current servicing practices. 2. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate: This potential error is capable of precise measurement for past due disclosure purposes when the disclosure is based on the 90% threshold as compared to the manner by which we are servicing the customer. However, although not contemplated herein, there will be an element of imprecision when evaluating the reasonableness of the revenue in total if the change is made. 3. Whether the misstatement masks a change in earnings or other trends: The Company produced significant, positive, earnings for each period and the changes would have not have masked a change in those earnings or trends. We understand that the primary focus of SC’s investors on our reported results (other than past due disclosures) has been on earnings, provision for credit losses, total available liquidity, allowance ratio and return on assets/equity ratios. The Company concluded that the impact of this change was insignificant (if any) on the any of these metrics. 4. Whether the misstatement changes a loss into income or vice versa: The Company produced significant positive earnings on both an as- reported and as-corrected basis. 5. Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability: SC has only one segment, Consumer Finance. 6. Whether the misstatement affects the registrant’s compliance with regulatory requirements: SC does not have stand-alone regulatory requirements, such as capital ratios. 7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements: SC’s only financial statement-related loan covenants are minimum tangible net worth requirements, on certain financing facilities. The amounts of the errors described in this memo would not impact equity enough to impact compliance. 8. Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation: This change would not have impacted management compensation. 9. Whether the misstatement involves concealment of an unlawful transaction. The errors were unintentional and do not involve concealment of an unlawful transaction. Market Reaction We understand that the primary focus of SC’s investors on our reported results during these periods has been on earnings, provision for credit losses, total available liquidity, allowance ratio and return on assets/equity ratios. Provision for credit losses: As discussed above, the allowance for loan losses, which drives provision expense, is seen as a metric indicative of credit quality and is a key focus of SC’s investors; accordingly, a large quantitative error in this metric could be material to an investor but only when the overall level (on balance sheet) changes materially. Given the sizable allowance for credit losses relative to the overall balance sheet, investors expect volatility in the income statement and revert to evaluating overall level of reserves as well as applicable balance sheet ratios such as allowance coverage ratio. We note that provision expense was not impacted by more than 5% (individually or in aggregate) for all the periods presented. Liquidity: The amounts of the errors described in this memo would not impact equity significantly enough to impact compliance with loan covenants. Further, the errors are non-cash in nature and do not impact operations or liquidity. Allowance ratio: These errors would not have materially altered our overall allowance coverage ratio. Page 8 of 9 Privileged and Confidential

Other trends: We believe that these errors would not have materially altered our various trends on yield, net interest margin, and return on assets / equity. Balance sheet: The change in assets and liabilities is less than 5% of individual items. Earnings: Because the net error remaining to be corrected have less than a 5% impact on pre-tax income, net income and EPS, we believe that there would not be a significant market reaction to the errors. Internal Controls Considerations Management’s accounting conclusions for this change were well supported by internal documentation and governance, including comprehensive memo documentation, committee presentation materials, reviews by the SC Disclosure Committee and approval by the Audit Committee as a part of the 10-Q disclosures included in all filings from Q1 2017 forward. Accordingly, we do not consider this issue a control deficiency. Conclusion Based on the above quantitative and qualitative considerations, this analysis demonstrates that the incremental impact to the past due and other delinquency statistics, financial position and results of operations is immaterial to all historical periods of presentation as well as to the June 30, 2018 financial statements. Page 9 of 9 Privileged and Confidential